40-33



Christopher O. Petersen
Counsel
American Express Financial Corporation
50606 AXP Financial Center
Minneapolis, MN 55474
Phone: 612.671.4321
Fax: 612.671.3767
E-mail: christopher.o.petersen@aexp.com

811-1629
Branch 22

AXP DIMENSIONS SERIES INC

March 23, 2005





05049668


SEC MAIL
RECEIVED
MAR 24 2005
WASH. D.C.
152

VIA EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *American Express Financial Advisors Inc. and American Express Financial Corporation, as affiliated persons of the American Express Funds listed on Exhibit A, attached hereto ("AXP Funds")*

Dear Sir or Madam,

On behalf of American Express Financial Corporation, investment adviser, and American Express Financial Advisors Inc., distributor/underwriter, for the AXP Funds listed on Exhibit A attached hereto, please find enclosed a copy of the following "Defendants' Answer to Plaintiffs' Complaint", dated March 21, 2005, which is being filed with the Securities and Exchange Commission pursuant to Section 33 of the Investment Company Act of 1940:

> *Gallus, et al. v. American Express Financial Corporation and American Express Financial Advisors Inc., CV '04 1197 PHX FJM, United States District Court, District of Arizona (originally filed June 9, 2004).*

Please direct any questions or comments relating to the enclosed materials to Karen Wilson at (612) 671-3602.

#196844 v05

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Respectfully submitted,



Enclosures

cc: John Junek, Esq. (w/o encl.)
Les Ogg, Esq. (w/o encl.)
Colleen Curran, Esq. (w/o encl.)
Karen E. Wilson, Esq. (w/o encl.)

Exhibit A

Fund	Registrant	Registrant 40 Act File #
AXP New Dimensions Fund	AXP Dimensions Series, Inc.	811-1629
AXP Strategy Aggressive Fund	AXP Strategy Series, Inc.	811-3956
AXP Mutual	AXP Investment Series, Inc.	811-54
AXP Precious Metals Fund	AXP Selected Series, Inc.	811-4132
AXP Equity Select Fund	AXP Equity Series, Inc.	811-772
AXP Small Cap Advantage Fund	AXP Strategy Series, Inc.	811-3956
AXP Partners Small Cap Value Fund	AXP Partners Series, Inc.	811-10321
AXP Mid Cap Value Fund	AXP Investment Series, Inc.	811-54
AXP Small Company Index Fund	AXP Market Advantage Series, Inc.	811-5897
AXP High Yield Bond Fund	AXP High Yield Income Series, Inc.	811-3848
AXP Managed Allocation Fund	AXP Managed Series, Inc.	811-4133
AXP Blue Chip Advantage Fund	AXP Market Advantage Series, Inc.	811-5897


AMERICAN
EXPRESS

Christopher O. Petersen
Counsel
American Express Financial Corporation
50606 AXP Financial Center
Minneapolis, MN 55474
Phone: 612.671.4321
Fax: 612.671.3767
E-mail: christopher.o.petersen@aexp.com

March 23, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 24 2005
WASH. D.C. 152 SECTION

VIA EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *American Express Financial Advisors Inc. and American Express Financial Corporation, as affiliated persons of the American Express Funds listed on Exhibit A, attached hereto ("AXP Funds")*

Dear Sir or Madam,

On behalf of American Express Financial Corporation, investment adviser, and American Express Financial Advisors Inc., distributor/underwriter, for the AXP Funds listed on Exhibit A attached hereto, please find enclosed a copy of the following "Defendants' Answer to Plaintiffs' Complaint", dated March 21, 2005, which is being filed with the Securities and Exchange Commission pursuant to Section 33 of the Investment Company Act of 1940:

> *Gallus, et al. v. American Express Financial Corporation and American Express Financial Advisors Inc., CV '04 1197 PHX FJM, United States District Court, District of Arizona (originally filed June 9, 2004).*

Please direct any questions or comments relating to the enclosed materials to Karen Wilson at (612) 671-3602.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Respectfully submitted,



Enclosures

cc: John Junek, Esq. (w/o encl.)
Les Ogg, Esq. (w/o encl.)
Colleen Curran, Esq. (w/o encl.)
Karen E. Wilson, Esq. (w/o encl.)

Exhibit A

Fund	Registrant	Registrant 40 Act File #
AXP New Dimensions Fund	AXP Dimensions Series, Inc.	811-1629
AXP Strategy Aggressive Fund	AXP Strategy Series, Inc.	811-3956
AXP Mutual	AXP Investment Series, Inc.	811-54
AXP Precious Metals Fund	AXP Selected Series, Inc.	811-4132
AXP Equity Select Fund	AXP Equity Series, Inc.	811-772
AXP Small Cap Advantage Fund	AXP Strategy Series, Inc.	811-3956
AXP Partners Small Cap Value Fund	AXP Partners Series, Inc.	811-10321
AXP Mid Cap Value Fund	AXP Investment Series, Inc.	811-54
AXP Small Company Index Fund	AXP Market Advantage Series, Inc.	811-5897
AXP High Yield Bond Fund	AXP High Yield Income Series, Inc.	811-3848
AXP Managed Allocation Fund	AXP Managed Series, Inc.	811-4133
AXP Blue Chip Advantage Fund	AXP Market Advantage Series, Inc.	811-5897

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MINNESOTA

JOHN GALLUS, D. ELAINE GALLUS, INA BLOOM, ALEXANDRIA IONE FALLER (A/K/A ALEXANDRIA IONE GRIFFIN), for use and benefit of AXP NEW DIMENSIONS FUND, AXP MUTUAL FUND, AXP PRECIOUS METALS FUND, AXP EQUITY SELECT FUND, AXP SMALL CAP ADVANTAGE FUND, AXP PARTNERS SMALL CAP VALUE FUND, AXP MID CAP VALUE FUND, AXP SMALL COMPANY INDEX FUND, AXP HIGH YIELD BOND FUND, AXP MANAGED ALLOCATION FUND, and AXP BLUE CHIP ADVANTAGE FUND,

Plaintiffs,

v.

AMERICAN EXPRESS FINANCIAL CORPORATION, and AMERICAN EXPRESS FINANCIAL ADVISORS INC.,

Defendants.

Civil Action No. 0:04-cv-4498

Honorable Donovan W. Frank
Magistrate Judge Janie S. Mayeron

DEFENDANTS' ANSWER TO PLAINTIFFS' COMPLAINT

Defendants American Express Financial Corporation ("AEFC") and American Express Financial Advisors Inc. ("AEFA") answer plaintiffs' Complaint as follows:

I. JURISDICTION AND VENUE

1. Defendants admit that plaintiffs purport to bring this cause of action as a shareholder action on behalf of various mutual funds, pursuant to Section 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b). Defendants deny that plaintiffs have any claim under that section. The Court has dismissed Count IV of the Complaint, alleging violations of Section 12(b) of the ICA, 15 U.S.C. § 80a-12(b).

2. Defendants admit the allegations contained in Paragraph 2 of the Complaint.

3. Defendants deny the allegations contained in Paragraph 3 of the Complaint with respect to the United States District Court for the District of Arizona. Defendants admit that venue is proper in the United States District Court for the District of Minnesota.

4. Paragraph 4 of the Complaint contains legal conclusions for which no answer is required. Defendants reserve all rights to challenge plaintiffs' statements of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. To the extent that a response is required, defendants deny the allegations contained in Paragraph 4 of the Complaint.

II. BACKGROUND

5. Paragraph 5 of the Complaint contains legal conclusions for which no answer is required. Defendants reserve all rights to challenge plaintiffs' statements of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. Defendants deny the allegations in Paragraph 5 to the extent they are factual, except that, without conceding that plaintiffs have standing, they admit that some of the plaintiffs are or were shareholders, at certain points in time, in some of the funds, which are or were funds in the American Express family of mutual funds.

6. Defendants deny the allegations contained in Paragraph 6 of the Complaint, as neither plaintiffs nor defendants pay the fees at issue in this action.

7. Defendants deny the allegations contained in Paragraph 7 of the Complaint.

8. Defendants admit that the AXP New Dimensions Fund is actively managed and seeks to provide shareholders with long-term growth of capital. Defendants deny that fund shareholders pay any management fees, and deny the remaining allegations contained in Paragraph 8 of the Complaint.

9. Defendants admit that the AXP Equity Select Fund held assets of more than $2.1 billion as of December 31, 2003; that the AXP Partners Small Cap Value Fund had assets of more than $1 billion as of March 31, 2004; that the AXP Mid Cap Value Fund had assets of more than $340 million as of March 31, 2004; that the AXP Small Company Index had assets exceeding $1.2 million as of March 31, 2004; and that the AXP Managed Allocation Fund had assets of more than $1 billion as of March 31, 2004. Defendants admit that defendants charge a management fee composed of an asset charge and a performance incentive adjustment, and that the management fee is calculated for each calendar day on the basis of net assets as of the close of the preceding business day. Defendants deny the remaining allegations contained in Paragraph 9 of the Complaint.

10. Defendants deny the allegations contained in Paragraph 10 of the Complaint.

11. Defendants deny the allegations contained in Paragraph 11 of the Complaint, except they admit that defendants charge distribution fees that include sales commissions; business, employee and financial advisor expenses charged to distribution of shares in certain classes of the funds; overhead appropriately allocated to the sale of shares in certain classes of the funds; and the costs of providing personal services to shareholders, in accordance with distribution plans that defendants have adopted with respect to certain share classes of the funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1.

12. Paragraph 12 of the Complaint contains legal conclusions for which no answer is required. Defendants reserve all rights to challenge plaintiffs' statement of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case, and deny the allegations therein to the extent they are factual, except that defendants admit that Congress enacted the ICA in 1940.

13. Defendants admit that a portion of Section 36(b) is quoted in Paragraph 13 of the Complaint.

14. Defendants admit that the funds named in the Complaint are or were funds in the American Express family of mutual funds. Defendants admit that the American Express family of funds includes 72 retail mutual funds with more than $69 billion in assets under management; that the funds provide investors with a wide spectrum of investment options, including growth, growth and income, income, international, tax-free income, sector and index choices; that American Express Funds can trace its history back to 1940; that AEFC and affiliates have offices in Boston, Cambridge, New York, Minneapolis, Los Angeles, San Diego, London and Geneva; and that AEFC and/or AEFA own, manage or administer approximately $410 billion in assets. Defendants admit that AEFA provides distribution services for certain classes of shares in the funds, and that AEFA currently has a nationwide network of more than 12,000 advisors. Defendants deny the remaining allegations contained in Paragraph 14 of the Complaint.

15. Defendants deny the allegations contained in Paragraph 15 of the Complaint.

16. Defendants deny the allegations contained in Paragraph 16 of the Complaint.

17. Paragraph 17 of the Complaint contains legal conclusions for which no answer is required. Defendants reserve all rights to challenge plaintiffs' statement of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case, and deny the allegations therein to the extent they are factual, except they admit that a majority of the funds' boards are comprised of directors who are not interested persons of the funds and that they have approved the fees paid to defendants in a manner meeting all legal requirements.

18. Defendants deny the allegations in the first sentence of Paragraph 18 of the Complaint. Defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in the remainder of Paragraph 18 of the Complaint.

19. Paragraph 19 of the Complaint contains legal conclusions for which no response is required. Defendants reserve all rights to challenge plaintiffs' statement of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. To the extent that a response is required, defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 19 of the Complaint.

20. The allegations in Paragraph 20 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 20 of the Complaint.

21. The allegations in Paragraph 21 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 21 of the Complaint. To the extent that the allegations purport to relate to defendants, defendants deny the allegations contained in Paragraph 21 of the Complaint.

22. Paragraph 22 of the Complaint contains legal conclusions for which no answer is required. Defendants reserve all rights to challenge plaintiffs' statement of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. Defendants deny the allegations to the extent they are factual, except they admit that certain classes of certain of the funds have adopted Rule 12b-1 distribution plans.

23. Defendants deny the allegations contained in Paragraph 23 of the Complaint.

24. Defendants admit that the funds pay distribution fees equal to actual expenses incurred, capped at a fixed percentage of the funds' average daily net assets. Defendants deny the remaining allegations contained in Paragraph 24 of the Complaint.

25. Defendants deny the allegations contained in Paragraph 25 of the Complaint, except they admit that all applicable distribution plans have been approved by the fund directors in a manner meeting all legal requirements.

26. The allegations in Paragraph 26 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 26 of the Complaint.

27. Defendants deny the allegations contained in Paragraph 27 of the Complaint, except that they admit that all applicable distribution plans have been approved by the fund directors in a manner meeting all legal requirements.

28. Defendants admit that plaintiffs are seeking the remedy described in Paragraph 28 of the Complaint. Defendants deny that plaintiffs are entitled to any of the relief sought. Defendants further deny each and every remaining allegation contained in Paragraph 28 of the Complaint.

29. Paragraph 29 of the Complaint contains legal conclusions for which no response is required. To the extent a response is required, defendants deny the allegations contained in Paragraph 29 of the Complaint.

30. Defendants admit that plaintiffs do not seek the relief described in Paragraph 30 of the Complaint.

II. PARTIES

31. Without conceding that plaintiffs have standing, defendants admit that plaintiff John E. Gallus was or is a shareholder at certain points in time in the following funds: AXP

Equity Select Fund, AXP New Dimensions Fund, AXP Small Cap Advantage Fund, AXP Partners Small Cap Value Fund, AXP Mid Cap Value Fund, AXP Small Company Index Fund, and AXP High Yield Bond Fund. Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations contained in Paragraph 31 of the Complaint.

32. Without conceding that plaintiffs have standing, defendants admit that plaintiff D. Elaine Gallus was or is a shareholder at certain points in time in the following funds: AXP Precious Metals Fund, AXP Equity Select Fund, AXP New Dimensions Fund, AXP Small Cap Advantage Fund, AXP Partners Small Cap Value Fund, AXP Mid Cap Value Fund, AXP Small Company Index Fund, AXP High Yield Bond Fund, AXP Managed Allocation Fund, and AXP Blue Chip Advantage Fund. Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations contained in Paragraph 32 of the Complaint.

33. Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 33 of the Complaint.

34. Without conceding that plaintiffs have standing, defendants admit that plaintiff Alexandria Ione Faller was or is a shareholder at certain points in time in the AXP Mutual Fund. Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations contained in Paragraph 34 of the Complaint.

35. Defendants admit the allegations contained in Paragraph 35 of the Complaint.

36. Defendants admit the allegations contained in Paragraph 36 of the Complaint.

37. Defendants admit the allegations contained in Paragraph 37 of the Complaint.

38. Defendants admit the allegations contained in Paragraph 38 of the Complaint.

III. GENERAL ALLEGATIONS

39. Paragraph 39 of the Complaint states legal conclusions for which no answer is required. Defendants reserve all rights to challenge plaintiffs' statements of legal conclusions

and opinions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. To the extent that a response is required, defendants deny the allegations contained in Paragraph 39.

40. Paragraph 40 of the Complaint states legal conclusions to which no answer is required. Defendants reserve all rights to challenge plaintiffs' statements of legal conclusions and opinions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. To the extent that a response is required, defendants deny the allegations contained in Paragraph 40.

41. Defendants deny the allegations contained in Paragraph 41 of the Complaint.

42. Defendants deny the allegations contained in Paragraph 42 of the Complaint.

43. Defendants deny the allegations contained in Paragraph 43 of the Complaint.

44. Defendants deny the allegations contained in Paragraph 44 of the Complaint.

45. Defendants deny the allegations contained in Paragraph 45 of the Complaint.

46. Defendants deny the allegations contained in Paragraph 46 of the Complaint.

47. Defendants deny the allegations contained in Paragraph 47 of the Complaint.

48. The allegations in Paragraph 48 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 48 of the Complaint.

49. The allegations in Paragraph 49 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 49 of the Complaint.

50. The allegations in Paragraph 50 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 50 of the Complaint.

51. The allegations in Paragraph 51 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 51 of the Complaint.

52. Defendants deny the allegations contained in Paragraph 52 of the Complaint.

53. Defendants deny the allegations contained in Paragraph 53 of the Complaint.

54. The allegations in Paragraph 54 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 54 of the Complaint.

55. The allegations in Paragraph 55 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 55 of the Complaint.

56. Defendants deny the allegations contained in Paragraph 56 of the Complaint.

57. Defendants deny the allegations contained in Paragraph 57 of the Complaint.

58. Defendants deny the allegations contained in Paragraph 58 of the Complaint.

59. Defendants deny the allegations contained in Paragraph 59 of the Complaint.

60. Defendants deny the allegations contained in Paragraph 60 of the Complaint.

61. Defendants deny the allegations contained in Paragraph 61 of the Complaint.

62. Defendants deny the allegations contained in Paragraph 62 of the Complaint.

63. Paragraph 63 of the Complaint contains legal conclusions for which no response is required. Defendants reserve all rights to challenge plaintiffs' statement of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. To the extent that a response is required, defendants deny the allegations contained in Paragraph 63 of the Complaint.

64. Paragraph 64 of the Complaint contains legal conclusions for which no response is required. Defendants reserve all rights to challenge plaintiffs' statement of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. To the extent that a response is required, defendants deny the allegations contained in Paragraph 64 of the Complaint.

65. Paragraph 65 of the Complaint contains legal conclusions for which no response is required. Defendants reserve all rights to challenge plaintiffs' statement of legal conclusions and deny that plaintiffs have completely or accurately characterized the legal principles applicable to this case. To the extent that a response is required, defendants deny the allegations contained in Paragraph 65 of the Complaint.

66. The allegations in Paragraph 66 of the Complaint do not purport to relate to the defendants, and thus defendants lack knowledge or information sufficient to form a basis as to the truth of the allegations contained in Paragraph 66 of the Complaint.

67. Defendants deny the allegations contained in Paragraph 67 of the Complaint.

68. Defendants deny the allegations contained in Paragraph 68 of the Complaint.

69. Defendants deny the allegations contained in Paragraph 69 of the Complaint.

COUNT I

70. Defendant incorporates by reference, as if fully set forth herein, their responses to Paragraphs 1-69 of the Complaint.

71. Defendants deny the allegations contained in Paragraph 71 of the Complaint.

72. Defendants deny the allegations contained in Paragraph 72 of the Complaint.

73. Defendants admit that plaintiffs seek the relief set forth in Paragraph 73 of the Complaint, but deny that plaintiffs are entitled to such relief.

COUNT II

74. Defendants incorporate by reference, as if fully set forth herein, their responses to Paragraphs 1-73 of the Complaint.

75. Defendants deny the allegations contained in Paragraph 75 of the Complaint.

76. Defendants deny the allegations contained in Paragraph 76 of the Complaint.

77. Defendants admit that plaintiffs seek the relief set forth in Paragraph 77 of the Complaint, but deny that plaintiffs are entitled to such relief.

COUNT III

78. Defendants incorporate by reference, as if fully set forth herein, their responses to Paragraphs 1-77 of the Complaint.

79. Defendants deny the allegations contained in Paragraph 79 of the Complaint.

80. Defendants deny the allegations contained in Paragraph 80 of the Complaint.

81. Defendants admit that plaintiffs seek the relief set forth in Paragraph 81 of the Complaint, but deny that plaintiffs are entitled to such relief.

COUNT IV

82. Defendants incorporate by reference, as if fully set forth herein, their responses to Paragraphs 1-81 of the Complaint.

83. Defendants deny the allegations contained in Paragraph 83 of the Complaint.

84. Defendants deny the allegations contained in Paragraph 84 of the Complaint.

85. No response is required to Paragraph 85 of the Complaint because the Court has dismissed this count of the Complaint. To the extent that a response is required, defendants deny the allegations contained in Paragraph 85 of the Complaint.

86. No response is required to Paragraph 86 of the Complaint because the Court has dismissed this count of the Complaint. To the extent that a response is required, defendants deny the allegations contained in Paragraph 86 of the Complaint.

87. No response is required to Paragraph 87 of the Complaint because the Court has dismissed this count of the Complaint. To the extent that a response is required, defendants admit that plaintiffs seek the relief set forth in Paragraph 87 of the Complaint, but deny that plaintiffs are entitled to such relief.

88. Defendants deny each and every allegation contained in the "WHEREFORE" clause of the Complaint.

89. Defendants deny each and every allegation not specifically admitted herein.

AFFIRMATIVE DEFENSES

Without assuming any burden of proof they would not otherwise bear under applicable law and without prejudice to defendants' right to assert any other defenses that may emerge, defendants assert the following defenses to the Complaint:

1. The Complaint fails to state a claim upon which relief may be granted.

2. Plaintiffs' claims are barred, in whole or in part, because plaintiffs lack standing to assert the claims.

3. Plaintiffs' claims are barred, in whole or in part, by the applicable statute of limitations.

4. Plaintiffs' claims are barred, in whole or in part, by the doctrines of laches, waiver, estoppel, unclean hands, ratification, disclosure and/or consent, and other related doctrines and principles.

5. Count IV of the Complaint is barred, and has been dismissed by the Court. Count IV fails to state a claim upon which relief may be granted because, as the Court found, there is no implied private right of action under Section 12(b) of the ICA. Count IV also fails because all applicable distribution plans have been approved by the fund directors in a manner meeting all legal requirements.

6. Defendants hereby give notice that they intend to rely upon such other and further defenses as may become available or apparent during pre-trial proceedings in this case and hereby reserve all rights to assert such defenses.

WHEREFORE, defendants respectfully pray that this Court dismiss all claims in the Complaint with prejudice as may otherwise be appropriate and that the Court grant them other further relief as it deems just and proper.

Dated: March 21, 2005

FAEGRE & BENSON LLP

s/Robert L. Schnell, Jr.
Robert L. Schnell, Jr., #97329
rschnell@faegre.com
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901
(612) 766-7000

John D. Donovan, Jr.
jdonovan@ropesgray.com
Chanel R. Dalal
cdalal@ropesgray.com
Robert A. Skinner
rskinner@ropesgray.com
ROPES & GRAY, LLP
One International Place
Boston, MA 02110
(617) 951-7000

ATTORNEYS FOR DEFENDANTS

M2:20700669.01